Exhibit 99.2
ASML 2010 Third Quarter Results Bookings level confirms strong lithography demand for structural capacity October 13, 2010

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Business summary Market ASML business update Outlook and summary

Business summary

Q3 results - highlights Net sales of € 1,176 million, 51 systems shipped valued at € 1,027 million, service revenue at € 149 million Gross margin of 43.6% Operating margin of 27.9% Shipped 23 immersion systems Booked 60 systems, valued at € 1,297 million Backlog increased to € 2,693 million, 110 systems with ASP of € 29.4 million for new tools, including 63 immersion tools Generated € 404 million cash from operations

2005 2006 2007 2008 2009 2010 Q1 685 629 949 919 183 742 Q2 763 942 930 844 277 1069 Q3 533 958 934 697 555 1176 Q4 548 1053 955 494 581 Total net sales M€ 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596

Net system sales breakdown in value: Q3 2010 DRAM IDM Foundry NAND R&D East 49 23 17 11 West North End-use Foundry 17% Numbers have been rounded for readers' convenience. Technology ArF immersion 83% ArF dry 1% Taiwan Korea U.S.A Europe Japan Singapore China Stp 32 26 20 0 9 4 9 West North USA 20% Korea 26% ArF immersion ArF dry KrF I-Line Q1 23 2 21 5 Sales in Units Region Singapore 4% Taiwan 32% DRAM 49% IDM 23% Japan 9% I-Line 1% China 9% ArF immersion KrF ArF dry I line East 73 25 1 1 West North ArF Immersion 73% NAND 11% Assuming hybrid memory fabs to produce DRAM KrF 25%

Consolidated statements of operations M€ Numbers have been rounded for readers' convenience.

Key financial trends 2009 - 2010 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity.

Cash flows M€ Numbers have been rounded for readers' convenience.

Balance sheets M€ Numbers have been rounded for readers' convenience.

67 % of backlog or € 1,816 million system sales carry shipment dates in the next 6 months Booked 42 new tools at € 1,232 million, 18 used at € 65 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Numbers have been rounded for readers' convenience. Backlog details

Backlog: value and litho units Backlog Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Jul 10 10/10/2010 Backlog value 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 2170 2401 2693 Units 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 101 110 Backlog in units

Korea Taiwan USA Japan Singapore Europe China 14 32 26 7 2 10 9 DRAM IDM Foundry NAND 42 24 21 0 13 0 immersion KrF 1-line ArF dry 84 12 1 3 Backlog in value per 26 September 2010 Total value M€ 2,693 Technology ArF immersion 84% KrF 12% I-Line 1% Region USA 26% Taiwan 32% Korea 14% Europe 10% Japan 7% End-use DRAM 42% IDM 24% Foundry 21% Numbers have been rounded for readers' convenience. Singapore 2% China 9% ArF dry 3% NAND 13% For hybrid memory fabs assuming 75% for DRAM, 25% for NAND

DRAM idm foundry NAND 32 35 23 10 Bookings activity by sector - total value M€ 1,297 DRAM idm foundry NAND 43 22 19 16 Bookings in value Bookings in units IDM 22% Foundry 19% DRAM 43% IDM 35% Foundry 23% DRAM 32% NAND 10% NAND 16% For hybrid memory fabs assuming 75% for DRAM, 25% for NAND

Market

Continued node transitions and manufacturing capacity additions provide litho market growth opportunity in 2011 Analyst growth forecast 2011 Bit growth due to shrink / capacity additions WW litho capex expectations in 2011 vs 2010 DRAM 58% (Bit Growth) 33% / 25% Lower NAND 78% (Bit Growth) 53% / 25% Much higher Foundry + IDM 10% (Unit Growth) NA Higher Reduced 2011 DRAM litho capex expected, but well compensated by other sectors Source: Gartner (growth forecast), ASML (other)

Strong demand for ASML litho continues Reduced expectations in PC sales, slightly higher chip inventories and memory price reductions compensated by: Function rich electronic product mix, driving higher semiconductor content Customer's technology transition trends continue for cost reduction with a near doubling of immersion layers Strategic investments in new foundry fabs to introduce or expand manufacturing of 4x nm and below nodes Capacity investments in foundry in 65 nm as node becomes the largest Capacity investments in memory to meet bit demand forecast ASML products gain wider customer acceptance

ASML business update

TWINSCAN NXT maturing for volume chip manufacturing Proven industry leading performance of CD imaging uniformity well below 1 nm and overlay of less than 2 nm TWINSCAN NXT in production at several customers Continued high demand for NXT tools with 17 bookings in Q3 and 48 systems in backlog end Q3 ASML increasing factory output to meet customer demand Reduce cycle time Parallel work flows

EUV is moving forward ASML has 4 years of accumulated EUV field experience with 1st generation EUV tools at research institutes in Belgium and the US First 2nd generation EUV NXE:3100 system shipping to a customer production site. 5 additional NXE:3100 systems to ship before mid 2011 3th generation EUV tool NXE:3300 in development, capable of printing features down to 17 nm in volume manufacturing ASML has customer commitments for 8 NXE:3300 systems to be delivered starting 2012 and are in negotiations for additional orders to be closed in Q4 To meet future EUV demand, construction on the new EUV factory extension started

First EUV TWINSCAN NXE:3100 shipping now 16nm node SRAM contact layer exposed on NXE:3100 Cell-size = 0.048?m2

Outlook and summary

Q4 2010 outlook Net sales expected around € 1.3 billion Gross margin expected around 44% in Q4 R&D is expected at € 140 million net of credits SG&A is expected at € 50 million Q4 bookings levels to exceed Q3 level (Q3 = € 1.3 billion)